Exhibit H-2(c)

                            POWERGEN'S UK OPERATIONS

INFORMATION EXTRACTED FROM E.ON'S 2002 ANNUAL REPORT TO SHAREHOLDERS AND FROM E.ON'S FORM 20-F FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ON MARCH 19, 2003 IN FILE NO. 1-14688.

         In October 2002, Powergen acquired TXU Europe's U.K. retail business. Powergen acquired 5.5 million electricity and gas customers and three coal-fired power stations for (euro) 2.1 billion (net of (euro) 0.1 billion cash acquired). The deal more than doubled Powergen's customer base. The company now has roughly
8.9 million customer accounts, making it the U.K.'s largest electricity retailer (6.3 million customer accounts) and second-largest natural gas retailer (2.6 million customer accounts). The enlarged customer base strengthens Powergen's competitive position within the retail sector. Powergen is now well balanced between its generation and mass market retail operations. (Annual Report to shareholders, p. 5, 29/ Form 20-F p. 47, 49)

         In the third quarter of 2002, E.ON determined that a number of negative factors had caused the market environment for Powergen's U.K. and U.S. business units to significantly deteriorate over the period since April 2001, when E.ON's conditional offer effectively fixed the price it was to pay for Powergen. These negative factors triggered an impairment analysis of the (euro) 8.9 billion in goodwill originally recognized at the time of the Powergen purchase price allocation. The impairment analysis resulted in an impairment charge of (euro)
3.4 billion, thus reducing the goodwill amount to (euro) 6.5 billion. (Form 20-F, p. 47, 98).

         In the second half of 2002 Powergen sold 35.3 billion kWh of electricity in the U.K. 17.7 billion kWh of the electricity purchased by the company was generated in its own power stations. Powergen purchased 19.2 billion kWh from jointly owned power stations and from outside sources. Powergen recorded (euro) 3.2 billion of revenues generated in the U.K, inclusive of the sales of the TXU activities acquired in October 2002.
(Annual Report to shareholders, p. 30, 76/ Form 20-F, p. 49, 98)

         Powergen's internal operating profit in the U.K. totaled(euro)155 million. The internal operating profit of the holding company and other activities was slightly negative. The activities acquired from TXU enhanced earnings in the very first two months of their inclusion. Although market development was unsatisfactory in the U.K., Powergen made a positive contribution to the E.ON Group earnings. (Annual Report to shareholders, p. 31/ Form 20-F, p. 98)

         Wholesale electricity prices in the U.K. generation business fell by approximately 25 percent at a level below full production cost. This has principally been caused by overcapacity and fragmentation within the generation market and the impact of the introduction of a new trading system known as New Electricity Trading Arrangements ("NETA"). The further earnings decline from generation in the U.K. is expected to be more than compensated by improved earnings in the retail business. E.ON intends to enhance the profitability of Powergen's U.K. operations by further improving Powergen's cost position. Two key components of this program are the closure of uneconomical power stations and the centralization of service functions. (Annual Report to shareholders, p. 32, 39, 44, 76/ Form 20-F p. 47-48, 50-51, 98-99)


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         E.ON reported its intention to dispose of all Powergen independent power production activities in India, Australia and Indonesia by the end of 2004, subject to market conditions. (Form F-20, p. 56)